SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on February 27, 2019, drawn up in summary form

1.

Date, time and venue:On February 27th, 2019, starting at 11:30 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.

Call and Attendance: Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mr. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso,Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite, Cecília Sicupira, Nelson José Jamel, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa. Mr. Michel Dimitrios Doukeris, an alternate member of the board of directors, also attended the meeting. The members of the Fiscal Council, Messrs.José Ronaldo Vilela Rezende, Ary Waddington e Aldo Luiz Mendes, have also attended the meeting, in compliance with the requirements of Article 163, §3rd, of Law 6,404/76.

3.	Board:Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.
4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

4.1.         Approval of the Financial Statements for the 2018 fiscal year. To approve, after examination and discussion, and pursuant to Article 142, V, of Law 6,404/76, the Management Report, the Management’s accounts, the financial statements for the fiscal year ended on December 31st, 2018 and the respective destination of the results, which will be published on February 28th, 2019.

5.	Closure:With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 27, 2019.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ José Heitor Attilio Gracioso	/s/ Vicente Falconi Campos
/s/ Luis Felipe Pedreira Dutra Leite	/s/ Cecília Sicupira
/s/ Nelson José Jamel	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer